SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WYNDHAM HOTELS & RESORTS, INC.

(Name of Subject Company)

WH ACQUISITION CORPORATION

(Offeror)

a wholly owned subsidiary of

CHOICE HOTELS INTERNATIONAL, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98311A105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Simone Wu

Senior Vice President, General Counsel, Corporate Secretary & External Affairs

Choice Hotels International, Inc.

915 Meeting St., North Bethesda, Maryland 20852

(301) 592-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Adam M. Turteltaub, Esq.

Danielle Scalzo, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

December 12, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☒

Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$346,843.70	Filing Party:	Choice Hotels International, Inc.

Form or Registration No.	S-4	Date Filed:	December 12, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2023, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on January 26, 2024 (as so amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Choice Hotels International, Inc., a Delaware corporation (“Choice”), and WH Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Choice (“Purchaser”), and relates to Choice’s tender offer to exchange each issued and outstanding share of common stock, par value $0.01 per share (the “Wyndham common stock”), of Wyndham Hotels & Resorts, Inc., a Delaware corporation (“Wyndham”), for $49.50 in cash and 0.324 shares of common stock of Choice, par value $0.01 per share (the “Choice common stock”), the Cash Election Consideration (as set forth on the cover page of the Exchange Offer (as defined below)), or the Stock Election Consideration (as set forth on the cover page of the Exchange Offer), subject to proration and the Additional Consideration (as set forth on the cover page of the Exchange Offer), if any, described in (1) the Exchange Offer, dated December 12, 2023 (together with any amendments or supplements thereto, the “Exchange Offer”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On February 27, 2024, Choice filed Amendment No. 2 to the Registration Statement on Form S-4 originally filed with the SEC on December 12, 2023, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on January 26, 2024, of which the Exchange Offer forms a part. The terms and conditions of the Offer are set forth in the Exchange Offer and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

All information contained in the Exchange Offer and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in the Schedule TO, and as more precisely set forth below.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Exchange Offer and the related Letter of Election and Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(b) hereto.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A)	Exchange Offer***

(a)(1)(B)	Form of Letter of Election and Transmittal.***

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)(A)	Press Release, dated December 12, 2023.****

(b)	Not applicable

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Form of Tax Opinion by Willkie Farr & Gallagher LLP.*

107	Filing Fee Table****

*	Incorporated by reference to the Choice Registration Statement on Form S-4 filed on December 12, 2023.
**	Incorporated by reference to Amendment No. 1 to the Choice Registration Statement on Form S-4 filed on January 26, 2024.
***	Incorporated by reference to Amendment No. 2 to the Choice Registration Statement on Form S-4 filed on February 27, 2024.
****	Previously filed.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHOICE HOTELS INTERNATIONAL, INC.

By:	/s/ Scott E. Oaksmith
	Name:	Scott E. Oaksmith
	Title:	Chief Financial Officer

WH ACQUISITION CORPORATION

By:	/s/ Dominic Dragisich
	Name:	Dominic Dragisich
	Title:	President

Date: February 27, 2024